820

Follow-Up Materials

07026076

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-00002 FISCAL YEAR:

(03/94)

83-00002

ADB

Asian Development Bank

RECEIVED

2007 AUG 20 A 5: 13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2007

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

In June 2007, ADB fully redeemed its 6.75% US$ Global Bonds of 1997/2007 with principal amount of US$1,000,000,000 and 6.75% US$ Global Bonds of 2001/2007 with principal amount of US$250,000,000.

In June 2007, ADB offered its US$1,000,000,000 5.25% Global Notes due 12 June 2017 under its Global Medium-Term Note Program (the Program). The prospectus of the Program dated 20 July 2005, was previously filed under a Report dated 20 July 2005. Pursuant to a Terms Agreement dated 06 June 2007, Daiwa Securities SMBC Europe Limited, Deutsche Bank AG London Branch, Morgan Stanley & Co. International plc, Citigroup Global Markets Inc., Credit Suisse Securities (Europe) Limited, Dresdner Bank AG London Branch, Goldman Sachs International, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Nomura International plc, RBC Capital Markets Corporation, and UBS Limited agreed to purchase the principal amount of the Notes at 99.485%. The Notes were issued in Book-Entry form through the Federal Reserve Bank of New York.

(Pursuant to Rule 3, Regulation AD, ADB filed with the Commission a Report dated 6 June 2007 and a Supplementary Report dated 12 June 2007.)

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the second quarter ended 30 June 2007 have not been approved by the ADB's Board of Directors. This Periodic Report will be provided when the financial statements have been approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

ADB NEWS RELEASES (Second Quarter 2007)	
DATE	PARTICULARS
29-Jun-07	Multimedia Options Offered for 'Ten Years After the Crisis' Symposium
28-Jun-07	Substandard Energy-Saving Lights Block Progress to Slow Climate change
28-Jun-07	ADB Helps Wire Northwest Cambodia with Thai Electricity
27-Jun-07	ADB Loans Pakistan $400 Million to Rebuild Quake-Damaged Homes
27-Jun-07	ADB Approves Emergency Assistance Project in Tsunami Affected Solomon Islands
26-Jun-07	ADB Helping to Develop Bangladesh's Power Sector with $465 Million in Loans
26-Jun-07	Experts Seek to Accelerate Clean Energy Deployment
25-Jun-07	ADB to Host Symposium on 'Ten Years After the Crisis'
21-Jun-07	Mekong Countries Agree on Bridge Linking PRC to Bangkok
20-Jun-07	Cambodia Commemorates One Year Anniversary of the Gender Policy for the Agriculture Sector
19-Jun-07	ADB Supporting PRC's Efforts to Promote Development and Reduce Poverty
19-Jun-07	ADB Prices JPY50 Billion 20-Year Global Bond Issue
19-Jun-07	Workshop to Explore Microinsurance for the Poor
18-Jun-07	Dutch Water Knowledge to Help Solve Asian Water Problems
18-Jun-07	ADB and Singapore Public Utilities Board Partner with World's Leading Institute for Water Education
18-Jun-07	ADB Assisting Palau in Development of Master Plan
15-Jun-07	Luxembourg Makes New Contribution to Financial Sector Development Partnership Fund
15-Jun-07	ADB to Help Prepare Transport Project Master Plan for PRC's Xinjiang Region
14-Jun-07	ADB Assisting in Completion of Key Road in Afghanistan
11-Jun-07	Environmental and Social Benefits to Steer Bioenergy Development in Greater Mekong Subregion
11-Jun-07	ADB Supports Establishment of Clean Air Center
11-Jun-07	ADB Supporting Public Sector Reforms in Pakistan's Balochistan Province
8-Jun-07	ADB Assisting Lao PDR to Serve Poor Rural Communities
6-Jun-07	Nam Theun 2 Maintains Momentum
6-Jun-07	SASEC Holds Fourth Country Advisors' Meeting
6-Jun-07	ADB Works to Increase Profits for Farmers in Kyrgyz Republic
6-Jun-07	Senior ADB Team Visits Tashkent to Strengthen Cooperation
5-Jun-07	ADB Prices US$1 Billion Bond Issue
4-Jun-07	Greater Regional Cooperation Tops South Asia Meeting Agenda
4-Jun-07	ADB Backs Turnaround of Karachi's Power Utility
1-Jun-07	ADB, UN Body Make a Joint Statement to Help Asia's Poor Get Better Access to Water, Sanitation
31-May-07	ADB Backs Urban Infrastructure Development in India's Jammu and Kashmir State with $300M Facility
31-May-07	ADB Supporting Madhya Pradesh Road Project with $320 Million Loan
25-May-07	ADB and Solomon Islands Government Partner on a Plan to Restore Social and Economic Services to Tsunami Affected Areas
25-May-07	ADB and Thailand Enter Historic New Partnership
22-May-07	ADB Issuing 5 Billion Peso Bond in the Philippines
17-May-07	ADB Joins Symposium on PRC Legal System
16-May-07	ADB and Solomon Islands Government Working Together on Tsunami Recovery
16-May-07	ADB Launches Online Version of Statistical Database System
15-May-07	ADB Promoting Road Safety in PRC
09-May-07	ADB and JBIC Sign Memorandum of Understanding
07-May-07	ADB Wraps Up 40th Annual Meeting in Kyoto
07-May-07	New Law on Salt Iodization in Uzbekistan Will Help Millions of People
06-May-07	ADB President Kuroda Opens 40th Annual Meeting with Vision of Prosperity Shared by All
06-May-07	Japan Announces New Cooperation on Climate Change and Investment Promotion
05-May-07	ADB Must Evolve with a Changing Region, Governors' Seminar Hears
05-May-07	ADB Working on Consultation Draft of Safeguards Update, Panel Hears
04-May-07	ADB Issues Its First Sustainability Report
04-May-07	The People Must Play Role in Development, ADB President Tells Civil Society Representatives
04-May-07	ADB Seeking Public Comment on Proposed Energy Strategy
03-May-07	Kyoto Set for Opening of ADB's 40th Annual Meeting
02-May-07	ADB Supporting Wind Energy Project of Tata Power in India with Rs3.52 Billion Loan
02-May-07	ADB Carbon Fund Exceeds $80 Million Threshold for Launch
30-Apr-07	ADB Supporting Environmental Improvement in PRC's Hefei Municipality
30-Apr-07	ADB Supporting New Funding Mechanism to Support Clean Energy Projects

ADB NEWS RELEASES (Second Quarter 2007)	
DATE	PARTICULARS
27-Apr-07	ADB Opens New Office in Muzaffarabad to Help With Quake Assistance
26-Apr-07	ADB Helping to Upgrade Maldives' Main Inter-Island Harbor with $5.33 Million Loan
25-Apr-07	ADB Loans Jump to $7.4 Billion in 2006, Annual Report Says
24-Apr-07	ADB Supporting Power Sector for Madhya Pradesh State in India with $620 Million Loan
19-Apr-07	ADB, Microsoft Forge Partnership to Promote ICT in Asia and the Pacific
18-Apr-07	Securitization Can Help Regional Development, Says ADB Report
18-Apr-07	Key Issues for Asia's Future to Be Addressed at ADB Annual Meeting in Kyoto, Japan
17-Apr-07	Canada Contributes Additional Can$1.75 Million to Gender and Development Cooperation Fund
16-Apr-07	Options on Regional Bond Settlement Discussed at ADB Conference
16-Apr-07	ADB President Makes First Visit To PNG
16-Apr-07	ADB Asked to Assist Solomon Islands Government in Coordinating Recovery Process after Tsunami
13-Apr-07	ADB Supporting Development of Securitization Markets in Kazakhstan
10-Apr-07	Good News for Mekong Farmers
09-Apr-07	Agriculture Ministers of Six Nations Meet to Launch Regional Program
09-Apr-07	ADB Introduces New Waivers on Loan Charges
04-Apr-07	ADB Communicates Offer of Support, Following Earthquake and Tsunami Disaster in Solomon Islands
03-Apr-07	ADB Names Bindu Lohani as Vice-President
02-Apr-07	Eminent Persons See New Paradigm for ADB in Transformed Asia

Source: ADB's official website (http:// www.adb.org)

END